

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 20, 2009

Fred Litwin
President
Genterra Capital Inc.
106 Avenue Road
Toronto, Ontario
Canada M5R 2H3

> **Re:** **Genterra Capital Inc. (a company to be formed by an amalgamation**
> **of Genterra Inc. and Consolidated Mercantile Incorporated)**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed October 26, 2009**
> **File No. 333-161460**

Dear Mr. Litwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure beginning on page 124 that Genterra may invest in real estate mortgages, real estate-related securities and other securities and that there is no restriction of the amount of assets that may be allocated to such investments. We further note that upon consummation of the amalgamation, GCI will continue to conduct the businesses of both Genterra and CMI. Please provide the staff with a detailed analysis as to why your proposed business and investment strategy will not cause you, or any of your subsidiaries, to become, an "investment company" within

the meaning of Section 3 of the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review.

2. We note your response to comment 2 in our letter dated September 21, 2009. Please further describe in your prospectus the processing involving the amalgamation under the Ontario Business Corporations Act.

3. We note your response to comment 5 in our letter dated September 21, 2009. Please advise us as of the percentage of holders of GCI voting securities that will be U.S. residents if the amalgamation is approved.

4. We note your response to comment 7 in our letter dated September 21, 2009. Please note that penny stock issuers cannot take advantage of the safe harbors for forward-looking statements provided by the PSLRA. It appears that CMI is a penny stock issuer. Please remove the language regarding the safe harbors from CMI's press release or explain to us why CMI is not a penny stock issuer. Specific reference should be made to Exchange Act Rule 3a51-1.

5. Throughout your prospectus you rely heavily on the use of defined terms. Please revise your prospectus throughout to reduce the use of defined terms. For example, you capitalize terms such as "Amalgamation Agreement," "Amalgamation," "Dissenting Shareholder," etc. Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. Your prospectus should be written in compliance with the plain English rules. See Rule 421 of Regulation C.

Cover Page of Prospectus, page 1

6. Much of the information that you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501.

Risk Factors, page 10

7. We note your response to comment 16 in our letter dated September 21, 2009 and we reissue it in its entirety. We note that your risk factor subheadings do not describe with enough specificity the risks presented. Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Investors should be able to read the subheading and understand the risk as it specifically applies to you.

8. Many of the risk factors that you present do not adequately convey with enough
    detail the potential effect of the risk and instead merely state facts about your
    business. For each risk factor presented, please revise to provide enough
    information so that your investors can appreciate the magnitude of the potential risk
    and its effect on your operations, financial condition or business. For example only,
    we note the following risk factors:

    - "Uncertain Return on Short-Term Investments," page 10; and

    - "Need to Maintain Liquidity," page 10.

Genterra and CMI Shareholders Will Receive GCI Shares in the Amalgamation, page 15

9. We note your response to comment 19 in our letter dated September 21, 2009.
    Please clarify in your prospectus that the Class B shares of GCI in which the
    Genterra Class B shares will be exchanged pursuant to the amalgamation will not
    carry any conversion rights.

10. Please further explain why the board of directors determined that it would be in the
    best interests of shareholders to reduce the total number of GCI common shares to be
    issued upon the amalgamation.

Benefits of the Amalgamation, page 16

11. We note your response to comment 21 in our letter dated September 21, 2009.
    Please explain why the boards of CMI and Genterra did not identify any potential
    adverse effects of the transaction other than the costs involved. For example, we
    note that in the updated fairness opinion filed as Exhibit 23.9, CVS concluded that
    the current ratios of 1 GCI common share for 1 CMI common share and 3.6 Genterra
    common shares for 1 GCI common share would result in a dilution to Genterra
    shareholders and a premium for CMI shareholders. Furthermore, please also include
    a risk factor that presents the potential effect of this risk to your investors.

Method of Selection of HJF Financial Inc. and CVS, page 35

12. We note your response to comment 24 in our letter dated September 21, 2009.
    Please describe the qualifications and methods of selection for these financial
    advisors in the prospectus.

13. We note that you have not disclosed the amount paid to CVS to prepare the fairness
    opinion and update. Please disclose the compensation paid to CVS or explain to us
    why that information is not yet available.

Pro Forma Financial Information for GCI (Amalco), page 39

14. We have read your response to comment 38 in our letter dated September 21, 2009. Please revise to include pro forma statement of operations for the 2008 comparable interim periods. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X, which requires this information for all periods for which historical income statements are required.

15. We have read your response to comment 39 in our letter dated September 21, 2009. Separately, please tell us the voting interest of The Litwin Family and the voting interest of any other significant shareholders in Genterra and CMI before the transaction and in GCI subsequent to the transaction. Clarify if you have assumed conversion of Class B shares in your determination of common control and the basis for your assumption. Also, clarify how interests held by those outside of the control group will be recorded.

16. Please confirm to us that there is no evidence that the members of The Litwin Family will vote their shares in any way other than in concert. Refer to EITF 02-5.

Nature of Trading Markets, page 43

17. We note your response to comment 43 in our letter dated September 21, 2009. Your revision states that CMI's common shares are traded on the U.S. over-the-counter market. Please clarify that its shares are quoted on Pink Sheets.

Information Concerning CMI, page 49

18. We note your response to comment 18 in our letter dated September 21, 2009. Please also expand this section to disclose information about CMI's current business.

Operating and Financial Review and Prospects, page 57

Review of Year-End Results December 31, 2008 and 2007, page 58

19. Please expand your disclosure to explain the types of limited partnership investments in which CMI invests.

Financial Statements - Consolidated Mercantile Incorporated ("CMI")

Fiscal Year

Note 12 Summary of Differences Between Canadian and United States Accounting
Principles, page 86

20. We have read your response to comment 48 in our letter dated September 21, 2009
relating to SFAS 115 adjustments but we were unable to locate the requested
disclosure. It appears that the referenced adjustments relate to investments classified
as available for sale and investments with not readily determinable fair value carried
at cost under U.S. GAAP. Please disclose separately the impact for each of these
differences on the balance sheets and statements of operations, even if it impacts the
same caption, and explain how you determined each difference. This comment also
applies to the interim period.

Interim Period Ended June 30, 2009

Summary of Differences Between Canadian and United States Accounting Principles,
page 111

21. We note your disclosure in footnote (b) that "U.S. GAAP requires investments in
available for sale securities and trading securities to be recorded at fair market value
and all unrealized holding gain and losses reflected in the shareholders' equity,"
(emphasis added). Please note that under paragraph 13 of SFAS 115, unrealized
holding gain and losses for trading securities should be included in earnings. Please
revise your reconciliation and disclosure of differences as appropriate.

22. Also, your disclosure in footnote (b) that marketable securities (trading securities)
were carried at cost appears to be inconsistent with the disclosure on page 74 that
trading securities are recorded at fair value. Please revise to clarify this apparent
conflict.

Description of Business, page 124

23. We note your response to comment 51 in our letter dated September 21, 2009.
Please disclose your occupancy rate and average effective annual rental per square
foot or unit for the last three years.

24. We note your response to comment 53 in our letter dated September 21, 2009.
Please clarify who manages Genterra's 200 Glendale Avenue, 450 Dobbie Drive and
1095 Steller Drive properties.

Nature of Trading Markets, page 127

25. We note your response to comment 58 in our letter dated September 21, 2009.
Please revise your disclosure to clarify that Genterra's common shares are quoted on
Pink Sheets in the U.S.

Where Your Can Find More Information, page 209

26. Please revise this section to include the SEC's current address, which is 100 F Street
N.E., Washington, D.C. 20549.

Part II – Information Not Required in Prospectus, page 210

Undertakings, page 210

27. We note your response to comment 70 in our letter dated September 21, 2009.
Please include the undertakings found in Item 512(a)(6) and (g)(2).

Signatures, page 212

28. We note your response to comment 71 in our letter dated September 21, 2009.
Please <u>also</u> have the persons sign in their individual capacities including the
signatures of the principal executive officers and at least a majority of each
company's board of directors. Refer to Instruction 1 to Signatures in Form F-4.

List of Exhibits, page 213

Exhibit 5.1

29. We note your response to comment 74 in our letter dated September 21, 2009 and
we reissue it in its entirety. We note the disclosure in the opinion that counsel has
reviewed such other documents and matters that was deemed necessary to render
the legality opinion and has relied upon the opinion of Goldman, Spring, Kichler &
Sanders LLP, counsel to GCI. Please advise counsel that the opinion should
specifically address which documents, matters or opinions were relied upon in
rendering the legality opinion.

30. We note your response to comment 75 in our letter dated September 21, 2009.
Please have counsel confirm to us that the reference and limitation to the Ontario
Business Corporations Act includes all reported judicial decisions interpreting these
laws.

Exhibit 8.1

31. We note the statement that "this opinion is not intended to be legal or tax advice to any shareholders who are a [*sic*] party to the merger." Please advise counsel that while counsel can recommend that investors consult their own tax advisors, disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Please revise the tax opinion accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joseph Maierovitz
    Goldman, Spring, Kichler & Sanders LLP
    Via facsimile (416) 225-4805

    Dennis P. McConnell
    Dolgenos Newman & Cronin LLP
    Via facsimile (212) 925-0690